EXHIBIT 99.3

Global Green, Inc. Cites Industry Studies on Airborne Transmission of Salmonella

TALLAHASSEE, Fla. – June 4, 2014 – Global Green, Inc. (OTCBB:GOGC), a green bio-pharmaceutical company, cites recent industry studies indicating that airborne transmission of Salmonella is possible.

In addition to a FoodNewsInternational recently-published article in its trade portal citing how Global Green believes it is possible to eradicate Salmonella, Dr. Mehran Ghazvini, DC, NMD, Chairman and CEO of Global Green, Inc., stated, "Research is increasingly reporting the possibility that the respiratory tract may be a largely overlooked portal of entry for Salmonella in chickens.  All efforts should be made to reduce the incidence of Salmonella at the primary production level.  Salmogenics accomplishes this."

Poultry Science has reported that studies suggest that vulnerabilities of the avian respiratory architecture together have indicated the possibility of the respiratory system being a potential portal of entry for Salmonella in poultry.

Adding to this, researchers at last year's International Poultry Scientific Forum, held in conjunction with the IPPE 2013, reported that the airborne movement of Salmonella in poultry houses is a relevant control point to limit the spread of infection with flocks, pointing to the possibility of airborne cross-infection in poultry,

It is estimated that up to 1.4 million cases of Salmonella infections are undiagnosed annually, with only an estimated 2% of cases reported to the Centers for Disease Control. The pathogen causes diarrhea, abdominal cramps and fever within a few days of eating a contaminated product and can be life-threatening to those with weakened immune systems.

Salmogenics™, Global Green's patented Salmonella vaccine for poultry, is injected into the egg, before the chick is hatched, improving the immune system, health and welfare of the chicken by protecting it from Salmonella as it breaks out of the egg's shell, cost-effectively providing a healthier source of protein for humans.

About Global Green, Inc.
Global Green, Inc. is a green bio-pharmaceutical company committed to identifying technology platforms and commercializing vaccines that contain natural organisms that are not genetically modified, utilizing pharmaceutical standards without the use of mercury.  For more information, visit www.globalgreeninc.com.
Forward-Looking Statement
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that such forward-looking statements involve risks and uncertainties which include, among others, the inherent uncertainties associated with smaller reporting companies including, without limitation, other risks detailed from time to time in the Company's periodic reports filed with the SEC.

Contact:
Pam Lagano
plagano@globalgreeninc.com
727.480.3082